UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549	000-51158

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	Form 10-K Form 20-F Form 11-K ☒ Form 10-Q Form N-SAR
For Period Ended: September 29, 2007

For Period Ended:
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant
TrueYou.Com Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
232 Madison Ave, Suite 906

City, State and Zip Code
New York, NY 10016

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 could not be filed within the prescribed time period because the Registrant is completing the final review and audit of the June 30, 2007 annual financial statements and Form 10-K. This filing must be completed before the work on the Form 10-Q can begin.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Matthew Burris	(212)	500-5150
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange
Act of 1934 or Section 30 of the file Investment Company Act of 1940 during the preceding
	12 months or for such shorter period such that the registrant was required to report(s)	Yes No
	been filed? If answer is no, identify report(s)	X

Annual Report on Form 10-K for the fiscal year ended June 30, 2007.

(3)	Is it anticipated that any significant change in results of operations from the corresponding
	period for the last fiscal year will be reflected by the earnings statements to be included	Yes No
	in the subject report or portion thereof?	X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

The Registrant anticipates, pending review of its Form 10-Q, that to be consistent with the three months ended September 29, 2007, it will provide restated results of operations for the three months ended September 30, 2006 to present the operations of the spas / salons that it has sold as discontinued operations.

TrueYou.Com Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 13, 2007	By /s/ Matthew Burris
Matthew Burris, Chief Financial Officer and Chief
Operating Officer